UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: November 13, 2023	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of September 30, 2023, and for the three and nine months ended September 30, 2023 and 2022

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
September 30, 2023 and December 31, 2022
(In thousands of US dollars)

		September 30,	December 31,
		2023	2022
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,644,996	1,241,586

Securities, net	3,4,6	1,009,858	1,023,632

Loans, net	3,4,7	6,928,262	6,760,434

Customers' liabilities under acceptances	3,4	265,981	163,345
Derivative financial instruments - assets	3,4,10	107,818	68,159
Equipment and leasehold improvements, net		16,810	17,282
Intangibles, net		2,465	2,104
Other assets	11	118,400	7,368
Total assets		10,094,590	9,283,910

Liabilities and Equity
Liabilities:
Demand deposits		528,659	233,757
Time deposits		3,678,258	2,956,959
	3,4,12	4,206,917	3,190,716
Interest payable		34,278	14,670
Total deposits		4,241,195	3,205,386

Securities sold under repurchase agreements	3,4,13	195,620	300,498
Borrowings and debt, net	3,4,14	4,051,416	4,416,511
Interest payable		54,259	47,878

Lease liabilities	3,15	16,489	16,745
Acceptances outstanding	3,4	265,981	163,345
Derivative financial instruments - liabilities	3,4,10	71,025	33,761
Allowance for losses on loan commitments and financial guarantee contract	3,4	4,542	3,628
Other liabilities	16	33,086	26,811
Total liabilities		8,933,613	8,214,563

Equity:
Common stock		279,980	279,980
Treasury stock		(110,174)	(114,097)
Additional paid-in capital in excess of value assigned to common stock		120,942	120,498
Capital reserves	22	95,210	95,210
Regulatory reserves	22	136,019	136,019
Retained earnings		636,031	543,612
Other comprehensive income (loss)		2,969	8,125
Total equity		1,160,977	1,069,347
Total liabilities and equity		10,094,590	9,283,910
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three and nine months ended September 30, 2023 and 2022
(In thousands of US dollars, except per share data and number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Interest income:
Deposits		23,173	5,414	56,574	7,674
Securities		9,391	6,715	22,353	17,346
Loans		149,869	80,537	406,387	176,703
Total interest income	19	182,433	92,666	485,314	201,723
Interest expense:
Deposits		(60,740)	(20,174)	(151,340)	(32,488)
Borrowings and debt		(61,007)	(32,190)	(165,922)	(70,220)
Lease liabilities	15	(146)	(144)	(434)	(437)
Total interest expense	19	(121,893)	(52,508)	(317,696)	(103,145)

Net interest income		60,540	40,158	167,618	98,578

Other income (expense):
Fees and commissions, net	18	11,109	6,279	22,428	14,497
(Loss) gain on financial instruments, net	9	22	(329)	(1,911)	163
Other income, net		106	209	197	249
Total other income, net	19	11,237	6,159	20,714	14,909

Total revenues		71,777	46,317	188,332	113,487

Provision for credit losses	3,19	(6,488)	(4,824)	(17,510)	(13,768)

Operating expenses:
Salaries and other employee expenses		(14,183)	(8,726)	(33,782)	(24,417)
Depreciation of equipment and leasehold improvements		(578)	(578)	(1,678)	(1,626)
Amortization of intangible assets		(217)	(144)	(594)	(393)
Other expenses		(4,558)	(5,171)	(14,995)	(12,268)
Total operating expenses	19	(19,536)	(14,619)	(51,049)	(38,704)
Profit for the period		45,753	26,874	119,773	61,015

Per share data:
Basic earnings per share (in US dollars)	17	1.25	0.74	3.28	1.68
Diluted earnings per share (in US dollars)	17	1.25	0.74	3.28	1.68
Weighted average basic shares (in thousands of shares)	17	36,531	36,329	36,462	36,297
Weighted average diluted shares (in thousands of shares)	17	36,531	36,329	36,462	36,297
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three and nine months ended September 30, 2023 and 2022
(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Profit for the period	45,753	26,874	119,773	61,015

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(4,806)	11,913	(4,698)	21,266
Reclassification of gains (losses) on financial instruments to profit or loss	119	(20)	(458)	169

Other comprehensive income (loss)	(4,687)	11,893	(5,156)	21,435

Total comprehensive income for the period	41,066	38,767	114,617	82,450
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the nine months ended September 30, 2023 and 2022
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2022	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790
Profit for the period	—	—	—	—	—	61,015	—	61,015
Other comprehensive income (loss)	—	—	—	—	—	—	21,435	21,435
Issuance of restricted stock	—	1,039	(1,039)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,915	—	—	—	—	1,915
Exercised options and stock units vested	—	663	(663)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(27,231)	—	(27,231)
Balances at September 30, 2022	279,980	(114,097)	120,256	95,210	136,019	521,669	9,887	1,048,924

Balances at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347
Profit for the period	—	—	—	—	—	119,773	—	119,773
Other comprehensive income (loss)	—	—	—	—	—	—	(5,156)	(5,156)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	4,367	—	—	—	—	4,367
Exercised options and stock units vested	—	2,775	(2,775)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(27,354)	—	(27,354)
Balances at September 30, 2023	279,980	(110,174)	120,942	95,210	136,019	636,031	2,969	1,160,977
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the nine months ended September 30, 2023 and 2022
(In thousands of US dollars)

	Notes	2023	2022
Cash flows from operating activities
Profit for the period		119,773	61,015
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements		1,678	1,626
Amortization of intangible assets		594	393
Provision for credit losses	3	17,510	13,768
Loss on sale of financial instruments at amortized cost	9	3,745	—
Compensation cost - share-based payment		4,366	1,915
Net changes in hedging position and foreign currency		41,588	(12,018)
Loss on disposal of equipment and leasehold improvements		1	4
Loss on derecognition of intangible assets		20	—
Interest income		(485,314)	(201,723)
Interest expense		317,696	103,145
Changes in operating assets and liabilities:
Pledged deposits		(49,846)	(52,925)
Loans		(122,691)	(1,345,897)
Other assets		(6,698)	(1,522)
Due to depositors		1,016,201	377,142
Other liabilities		6,190	25,049
Cash flows provided by (used in) operating activities		864,813	(1,030,028)
Interest received		465,433	177,949
Interest paid		(293,129)	(78,157)
Net cash provided by (used in) operating activities		1,037,117	(930,236)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(687)	(1,047)
Acquisition of intangible assets		(975)	(886)
Proceeds from the sale of securities at amortized cost		54,815	80,816
Proceeds from the sale of securities at FVOCI		—	110,840
Proceeds from the redemption of securities at amortized cost		238,824	—
Proceeds from the redemption of securities at FVOCI		78,600	—
Purchases of securities at amortized cost		(370,129)	(423,280)
Net cash provided by (used in) investing activities		448	(233,557)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(104,878)	97,561
Net (decrease) increase in short-term borrowings and debt	14	(609,090)	560,447
Proceeds from long-term borrowings and debt	14	355,432	779,927
Payments of long-term borrowings and debt	14	(194,524)	(503,515)
Advance of funds for debt repayment	11	(102,892)	—
Payments of lease liabilities	15	(782)	(744)
Dividends paid		(27,267)	(27,164)
Net cash (used in) provided by financing activities		(684,001)	906,512

Increase (decrease) net in cash and cash equivalents		353,564	(257,281)
Cash and cash equivalents at beginning of the period		1,190,936	1,211,001
Cash and cash equivalents at end of the period	5	1,544,500	953,720
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
-    BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014 and suspended its operations on July 28, 2021. The company specializes in offering financial leasing and other financial products such as loans and factoring. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 17, 2023.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2022, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost, outstanding balance

	September 30, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,956,102	—	—	2,956,102
Grades 5 - 6	0.75 - 3.80	3,467,969	193,833	—	3,661,802
Grades 7 - 8	3.81 - 34.51	226,755	44,822	—	271,577
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,650,826	238,655	10,107	6,899,588
Loss allowance		(32,760)	(10,278)	(6,863)	(49,901)
Total		6,618,066	228,377	3,244	6,849,687

	December 31, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,864,686	—	—	2,864,686
Grades 5 - 6	0.75 - 3.80	3,645,901	50,625	—	3,696,526
Grades 7 - 8	3.81 - 34.51	123,603	48,098	20,000	191,701
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,634,190	98,723	30,107	6,763,020
Loss allowance		(28,589)	(5,050)	(21,561)	(55,200)
Total		6,605,601	93,673	8,546	6,707,820

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	September 30, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	448,693	—	—	448,693
Grades 5 - 6	0.75 - 3.80	480,209	1,700	—	481,909
Grades 7 - 8	3.81 - 34.51	144,398	3,890	—	148,288
		1,073,300	5,590	—	1,078,890

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	138,237	—	—	138,237
Grades 5 - 6	0.75 - 3.80	3,460	—	—	3,460
Grades 7 - 8	3.81 - 34.51	124,284	—	—	124,284
		265,981	—	—	265,981
		1,339,281	5,590	—	1,344,871
Loss allowance		(4,450)	(92)	—	(4,542)
Total		1,334,831	5,498	—	1,340,329

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	302,260	—	—	302,260
Grades 5 - 6	0.75 - 3.80	279,550	1,700	—	281,250
Grades 7 - 8	3.81 - 34.51	195,864	—	—	195,864
		777,674	1,700	—	779,374

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	34,258	—	—	34,258
Grades 5 - 6	0.75 - 3.80	19,782	—	—	19,782
Grades 7 - 8	3.81 - 34.51	109,305	—	—	109,305
		163,345	—	—	163,345
		941,019	1,700	—	942,719
Loss allowance		(3,605)	(23)	—	(3,628)
Total		937,414	1,677	—	939,091

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Securities at amortized cost

	September 30, 2023
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	903,031	—	—	903,031
Grades 5 - 6	0.75 - 3.80	67,368	29,168	—	96,536
		970,399	29,168	—	999,567
Loss allowance		(1,426)	(307)	—	(1,733)
Total		968,973	28,861	—	997,834

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	736,139	—	—	736,139
Grades 5 - 6	0.75 - 3.80	154,248	46,589	—	200,837
Grades 7 - 8	3.81 - 34.51	—	—	4,995	4,995
		890,387	46,589	4,995	941,971
Loss allowance		(2,170)	(1,779)	(4,002)	(7,951)
Total		888,217	44,810	993	934,020
Securities at FVOCI

September 30, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	—	—	—	—
		—	—	—	—
Loss allowance		—	—	—	—
Total		—	—	—	—

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	77,972	—	—	77,972
		77,972	—	—	77,972
Loss allowance		(10)	—	—	(10)
Total		77,962	—	—	77,962

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Current	6,650,826	238,655	—	6,889,481
Past due	—	—	10,107	10,107
Total	6,650,826	238,655	10,107	6,899,588

	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Current	6,634,190	98,723	—	6,732,913
Defaulters	—	—	20,000	20,000
Past due	—	—	10,107	10,107
Total	6,634,190	98,723	30,107	6,763,020

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	September 30, 2023
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	602,638	282	(12,376)
Cross-currency swaps	1,383,397	107,536	(55,965)
Foreign exchange forwards	52,276	—	(2,684)
Total	2,038,311	107,818	(71,025)

	December 31, 2022
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	368,711	483	(544)
Cross-currency swaps	1,175,570	45,806	(33,217)
Foreign exchange forwards	189,173	21,870	—
Total	1,733,454	68,159	(33,761)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(431)	431	—	—
Net effect of changes in allowance for expected credit losses	(1,302)	3,450	6,446	8,594
Financial instruments that have been derecognized during the period	(14,827)	(526)	—	(15,353)
New instruments originated or purchased	20,731	1,873	—	22,604
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of September 30, 2023	32,760	10,278	6,863	49,901

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(29)	29	—	—
Transfer to 12-month expected credit losses	176	(176)	—	—
Transfer to credit-impaired financial instruments	(130)	—	130	—
Net effect of changes in allowance for expected credit losses	(1,718)	(10,146)	16,072	4,208
Financial instruments that have been derecognized during the year	(12,385)	(832)	—	(13,217)
New instruments originated or purchased	22,560	—	—	22,560
Write-offs	—	—	(893)	(893)
Recoveries	—	—	1,066	1,066
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Net effect of changes in reserve for expected credit losses	19	27	—	46
Financial instruments that have been derecognized during the period	(2,752)	—	—	(2,752)
New instruments originated or purchased	3,602	18	—	3,620
Allowance for expected credit losses as of September 30, 2023	4,450	92	—	4,542

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Transfer to 12-month expected credit losses	133	(133)	—	—
Net effect of changes in reserve for expected credit losses	(160)	(39)	—	(199)
Financial instruments that have been derecognized during the year	(2,981)	(136)	—	(3,117)
New instruments originated or purchased	3,141	—	—	3,141
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(40)	40	—	—
Net effect of changes in allowance for expected credit losses	(54)	397	1,253	1,596
Financial instruments that have been derecognized during the period	(859)	(185)	—	(1,044)
New instruments originated or purchased	209	—	—	209
Write-offs	—	(1,724)	(5,255)	(6,979)
Allowance for expected credit losses as of September 30, 2023	1,426	307	—	1,733

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(46)	46	—	—
Transfer to credit-impaired financial instruments	(33)	—	33	—
Net effect of changes in allowance for expected credit losses	(13)	941	3,969	4,897
Financial instruments that have been derecognized during the year	(420)	—	—	(420)
New financial assets originated or purchased	892	792	—	1,684
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the period	(10)	—	—	(10)
Allowance for expected credit losses as of September 30, 2023	—	—	—	—

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the year	(16)	—	—	(16)
Allowance for expected credit losses as of December 31, 2022	10	—	—	10

The following table provides a reconciliation between:

–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

–The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

September 30, 2023	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities		Total
			At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	8,594	46	1,596	—	10,236
Financial instruments that have been derecognized during the period	(15,353)	(2,752)	(1,044)	(10)	(19,159)
New financial assets originated or purchased	22,604	3,620	209	—	26,433
Total	15,845	914	761	(10)	17,510

September 30, 2022	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities		Total
			At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	358	(258)	1,834	—	1,934
Financial instruments that have been derecognized during the period	(9,542)	(2,882)	(261)	(15)	(12,700)
New financial assets originated or purchased	21,823	1,717	994	—	24,534
Total	12,639	(1,423)	2,567	(15)	13,768

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	September 30, 2023	December 31, 2022
Credit-impaired loans at beginning of period	21,561	5,186
Classified as credit-impaired during the period	—	130
Change in allowance for expected credit losses	6,182	14,606
Interest income	264	1,466
Write-offs	(21,144)	(893)
Recoveries of amounts previously written off	—	1,066
Credit-impaired loans at end of period	6,863	21,561

	September 30, 2023	December 31, 2022
Investments at amortized cost with credit impairment at beginning of period	4,002	—
Classified as credit-impaired during the period	—	33
Change in allowance for expected credit losses	1,250	3,717
Interest income	3	252
Write-offs	(5,255)	—
Investments at amortized cost with credit impairment at end of period	—	4,002

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Carrying amount - principal	6,899,588	6,763,020	265,981	163,345	999,567	941,971	—	77,972
Amount committed/guaranteed	—	—	1,078,890	779,374	—	—	—	—

Concentration by sector
Corporations:
Private	3,120,497	2,553,193	644,063	409,139	593,717	543,381	—	24,773
State-owned	1,173,374	1,115,932	180,153	110,468	20,637	51,388	—	—
Financial institutions:
Private	2,062,404	2,245,385	139,646	120,614	290,746	250,975	—	—
State-owned	436,997	719,882	381,009	302,498	35,202	31,902	—	53,199
Sovereign	106,316	128,628	—	—	59,265	64,325	—	—
Total	6,899,588	6,763,020	1,344,871	942,719	999,567	941,971	—	77,972

Concentration by industry
Financial institutions	2,499,401	2,965,266	520,655	423,112	350,359	282,878	—	53,199
Manufacturing	1,633,768	1,341,453	374,709	293,659	350,708	339,914	—	14,898
Oil and petroleum derived products	1,283,792	1,244,491	182,211	104,426	90,465	77,553	—	9,875
Agricultural	305,013	317,037	5,104	3,854	—	—	—	—
Services	356,649	267,868	124,666	55,430	60,898	64,412	—	—
Mining	281,134	150,707	36,662	—	14,438	24,381	—	—
Sovereign	106,316	128,628	—	—	59,265	64,325	—	—
Other	433,515	347,570	100,864	62,238	73,434	88,508	—	—
Total	6,899,588	6,763,020	1,344,871	942,719	999,567	941,971	—	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Carrying amount - principal	6,899,588	6,763,020	265,981	163,345	999,567	941,971	—	77,972
Amount committed/guaranteed	—	—	1,078,890	779,375	—	—	—	—
Rating
1-4	2,956,102	2,864,685	586,930	336,519	903,031	736,139	—	77,972
5-6	3,661,802	3,696,527	485,369	301,031	96,536	200,837	—	—
7-8	271,577	191,701	272,572	305,169	—	4,995	—	—
9-10	10,107	10,107	—	—	—	—	—	—
Total	6,899,588	6,763,020	1,344,871	942,719	999,567	941,971	—	77,972
Concentration by country
Argentina	52,473	55,598	—	—	—	—	—	—
Australia	—	—	—	—	—	9,628	—	—
Belgium	13,977	25,362	—	—	—	—	—	—
Bolivia	—	—	4,973	3,759	—	—	—	—
Brazil	955,732	980,205	76,842	54,907	35,888	69,501	—	—
Canada	—	—	—	—	43,213	13,503	—	—
Chile	445,855	416,714	45,633	44,846	91,171	112,586	—	—
China	16,700	2,800	—	—	—	—	—	—
Colombia	966,364	702,409	101,045	54,333	33,994	54,484	—	—
Costa Rica	259,558	260,625	51,653	56,718	7,985	9,926	—	—
Denmark	—	—	19,825	11,880	—	—	—	—
Dominican Republic	606,551	579,918	150,634	27,534	4,736	4,828	—	—
Ecuador	214,255	110,466	274,202	305,168	—	—	—	—
El Salvador	57,000	30,032	—	—	—	—	—	—
France	44,668	126,929	103,748	66,906	—	—	—	—
Germany	—	—	15,000	10,000	14,731	—	—	—
Guatemala	653,516	745,837	102,311	67,456	—	—	—	—
Honduras	155,076	176,270	975	3,615	—	—	—	—
Ireland	—	—	—	—	14,850	9,579	—	—
Israel	—	—	—	—	4,811	4,880	—	—
Jamaica	75,622	14,083	—	—	—	—	—	—
Japan	12,705	14,712	—	—	38,320	4,353	—	—
Korea	—	—	—	—	1,825	—	—	—
Luxembourg	89,763	114,557	—	—	—	—	—	—
Mexico	864,818	823,028	85,986	69,080	71,982	100,870	—	—
Norway	—	—	—	—	9,854	—	—	—
Panama	312,521	533,452	55,092	19,240	34,020	29,065	—	—
Paraguay	137,501	151,287	230	3,430	—	—	—	—
Peru	572,679	478,998	206,343	114,941	30,677	60,575	—	—
Singapore	113,569	152,208	9,053	24,333	—	—	—	—
Trinidad and Tobago	144,003	128,846	—	—	—	—	—	—
United States of America	61,509	53,463	27,535	3,349	512,974	458,193	—	43,464
United Kingdom	60,373	51,221	—	—	33,837	—	—	—
Uruguay	12,800	34,000	13,791	1,224	—	—	—	—
Multilateral	—	—	—	—	—	—	—	34,508
Total	6,899,588	6,763,020	1,344,871	942,719	999,567	941,971	—	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)Derivative financial instruments – assets

	September 30, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	107,818	—	107,818	—	(76,421)	31,397
Total	107,818	—	107,818	—	(76,421)	31,397

	December 31, 2022
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	68,159	—	68,159	—	(50,615)	17,544
Total	68,159	—	68,159	—	(50,615)	17,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	September 30, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(195,620)	—	(195,620)	217,095	11,496	32,971

Derivative financial instruments used for hedging	(71,025)	—	(71,025)	—	74,090	3,065
Total	(266,645)	—	(266,645)	217,095	85,586	36,036

	December 31, 2022
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(300,498)	—	(300,498)	791,956	22,947	514,405

Derivative financial instruments used for hedging	(33,761)	—	(33,761)	—	17,702	(16,059)
Total	(334,259)	—	(334,259)	791,956	40,649	498,346

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The following table details the Bank's liquidity ratios:

	September 30, 2023	December 31, 2022
At the end of the period	161.22%	167.46%
Period average	176.75%	132.63%
Maximum of the period	356.99%	276.86%
Minimun of the period	111.49%	81.18%
The following table includes the Bank’s liquid assets by country risk:

	September 30, 2023			December 31, 2022
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	1,424	—	1,424	1,151	43	1,194
Latin America	20	—	20	15	—	15
Multilateral	75	—	75	25	35	60
Total	1,545	—	1,545	1,191	78	1,269

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	September 30, 2023	December 31, 2022
(in millions of USD dollars)
Demand and "overnight" deposits	883	583
Demand and "overnight" deposits to total deposits	20.99%	18.27%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	September 30, 2023	December 31, 2022
(in millions of USD dollars)
Total liquid assets	1,545	1,269
Total assets to total liabilities	36.71%	39.77%
Total liquid assets in the Federal Reserve of the United States of America	91.29%	90.23%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	September 30, 2023	December 31, 2022
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	3,684	4,008
Average term (days)	191	200

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	September 30, 2023	December 31, 2022
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,215	3,775
Average term (days)	1,368	1,367

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	September 30, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,645,585	—	—	—	—	1,645,585	1,644,996
Securities	65,875	14,651	138,439	863,372	35,576	1,117,913	1,009,858
Loans	2,141,932	1,163,722	1,579,627	2,573,991	192,885	7,652,157	6,928,262
Derivative financial instruments - assets	139	—	777	106,890	12	107,818	107,818
Total	3,853,531	1,178,373	1,718,843	3,544,253	228,473	10,523,473	9,690,934

Liabilities
Deposits	(3,177,772)	(481,428)	(483,101)	(153,113)	—	(4,295,414)	(4,241,195)
Securities sold under repurchase agreements	(65,064)	(137,643)	—	—	—	(202,707)	(195,620)
Borrowings and debt	(890,806)	(606,849)	(524,829)	(2,485,367)	(36,117)	(4,543,968)	(4,105,675)
Lease liabilities	(238)	(245)	(498)	(4,380)	(11,128)	(16,489)	(16,489)
Derivative financial instruments - liabilities	(2,684)	(20,895)	(10,508)	(33,994)	(2,944)	(71,025)	(71,025)
Total	(4,136,564)	(1,247,060)	(1,018,936)	(2,676,854)	(50,189)	(9,129,603)	(8,630,004)

Subtotal net position	(283,033)	(68,687)	699,907	867,399	178,284	1,393,870	1,060,930

Off-balance sheet contingencies
Confirmed letters of credit	116,628	97,083	4,637	—	—	218,348
Stand-by letters of credit and guarantees	103,330	228,054	203,722	31,468	—	566,574
Credit commitments	68,000	—	61,058	164,910	—	293,968
Total	287,958	325,137	269,417	196,378	—	1,078,890
Total net position	(570,991)	(393,824)	430,490	671,021	178,284	314,980

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,241,779	—	—	—	—	1,241,779	1,241,586
Securities	129,983	105,789	98,345	744,996	10,293	1,089,406	1,023,632
Loans	2,294,259	1,478,494	1,223,661	2,244,454	158,967	7,399,835	6,760,434
Derivative financial instruments - assets	4,216	10,831	14,015	39,097	—	68,159	68,159
Total	3,670,237	1,595,114	1,336,021	3,028,547	169,260	9,799,179	9,093,811

Liabilities
Deposits	(2,770,754)	(256,989)	(161,889)	(39,805)	—	(3,229,437)	(3,205,386)
Securities sold under repurchase agreements	(53,418)	(64,513)	(55,144)	(138,286)	—	(311,361)	(300,498)
Borrowings and debt	(776,584)	(895,531)	(934,288)	(2,212,704)	(41,523)	(4,860,630)	(4,464,389)
Lease liabilities	(384)	(384)	(738)	(5,769)	(13,771)	(21,046)	(16,745)
Derivative financial instruments - liabilities	(3,702)	(764)	(63)	(26,882)	(2,350)	(33,761)	(33,761)
Total	(3,604,842)	(1,218,181)	(1,152,122)	(2,423,446)	(57,644)	(8,456,235)	(8,020,779)

Subtotal net position	65,395	376,933	183,899	605,101	111,616	1,342,944	1,073,032

Off-balance sheet contingencies
Confirmed letters of credit	166,367	117,398	21,024	—	—	304,789
Stand-by letters of credit and guarantees	132,353	117,750	92,750	8,772	—	351,625
Credit commitments	—	13,102	32,906	76,952	—	122,960
Total	298,720	248,250	146,680	85,724	—	779,374
Total net position	(233,325)	128,683	37,219	519,377	111,616	563,570

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	September 30, 2023		December 31, 2022
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,409,929	1,409,929	1,144,896	1,144,896
Cash and due from banks (1)	134,571	134,571	46,040	46,040
Total	1,544,500	1,544,500	1,190,936	1,190,936
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	September 30, 2023		December 31, 2022
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	100,496	1,544,500	50,649	1,190,936
Notional of investment securities	214,965	788,970	331,571	672,042
Loans at amortized cost	—	6,899,588	—	6,763,020
Total	315,461	9,233,058	382,220	8,625,998

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk

The table below details the Bank's exposure based on interest rate repricing/maturity date on interest-bearing financial assets and liabilities:

	September 30, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,626,478	—	—	—	—	18,518	1,644,996
Securities	40,778	14,300	123,527	790,449	30,513	—	999,567
Loans	4,162,168	1,520,695	890,749	312,042	13,934	—	6,899,588
Total	5,829,424	1,534,995	1,014,276	1,102,491	44,447	18,518	9,544,151

Liabilities
Demand deposits and time deposits	(3,226,837)	(470,279)	(385,042)	(116,174)	—	(8,585)	(4,206,917)
Securities sold under repurchase agreements	(63,994)	(131,626)	—	—	—	—	(195,620)
Borrowings and debt	(2,382,316)	(416,186)	(258,012)	(981,516)	(13,386)	—	(4,051,416)
Total	(5,673,147)	(1,018,091)	(643,054)	(1,097,690)	(13,386)	(8,585)	(8,453,953)

Net effect of derivative financial instruments held for interest risk management	140	(20,895)	(9,732)	72,895	(2,931)	—	39,477
Total interest rate sensitivity	156,417	496,009	361,490	77,696	28,130	9,933	1,129,675

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,233,700	—	—	—	—	7,886	1,241,586
Securities	112,736	114,815	82,666	701,749	7,977	—	1,019,943
Loans	2,956,268	2,531,067	1,007,343	240,949	27,393	—	6,763,020
Total	4,302,704	2,645,882	1,090,009	942,698	35,370	7,886	9,024,549

Liabilities
Demand deposits and time deposits	(2,746,776)	(250,299)	(153,862)	(35,082)	—	(4,697)	(3,190,716)
Securities sold under repurchase agreements	(52,164)	(62,968)	(53,740)	(131,626)	—	—	(300,498)
Borrowings and debt	(1,354,457)	(953,503)	(1,083,543)	(999,151)	(25,857)	—	(4,416,511)
Total	(4,153,397)	(1,266,770)	(1,291,145)	(1,165,859)	(25,857)	(4,697)	(7,907,725)

Net effect of derivative financial instruments held for interest risk management	476	41	2,145	12,215	(2,350)	—	12,527
Total interest rate sensitivity	149,783	1,379,153	(198,991)	(210,946)	7,163	3,189	1,129,351

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
September 30, 2023	+50 bps	2,412	(6,682)
	-50 bps	(2,591)	6,903

December 31, 2022	+50 bps	4,559	676
	-50 bps	(4,629)	(206)
Interest rate movements affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)
Managing interest rate benchmark reform and any risks arising due to reform

As of September 30, 2023, the Bank has USD LIBOR exposures totaling $181 million in syndicated credit facilities that have yet to incorporate to an alternative reference rate and or transition language in the respective agreements. The Bank's Administration has assessed possible impacts and does not foresee material risks with the process of updating those contracts by the relevant acting administrative agents to incorporate the necessary provisions therein. The Bank expects the process of incorporating such changes to take place before each transaction repricing date.

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	September 30, 2023
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchange rate	5.03	1.06	149.41	4,081.63	17.43
Assets
Cash and due from banks	42	300	3	33	933	11	1,322
Loans	—	13,216	—	—	406,980	—	420,196
Total	42	13,516	3	33	407,913	11	421,518

Liabilities
Borrowings and debt	—	(13,216)	—	—	(408,258)	—	(421,474)
Total	—	(13,216)	—	—	(408,258)	—	(421,474)

Net currency position	42	300	3	33	(345)	11	44

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2022
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchange rate	5.29	1.07	130.96	4,854.37	19.50
Assets
Cash and due from banks	26	53	4	9	5,439	38	5,569
Loans	—	—	—	—	301,765	—	301,765
Total	26	53	4	9	307,204	38	307,334

Liabilities
Borrowings and debt	—	—	—	—	(306,603)	—	(306,603)
Total	—	—	—	—	(306,603)	—	(306,603)

Net currency position	26	53	4	9	601	38	731

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc and Sterling pound.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	September 30, 2023
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments - assets:
Interest rate swaps	—	281	—	281
Cross-currency swaps	—	107,537	—	107,537
Total assets at fair value	—	107,818	—	107,818

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	12,376	—	12,376
Cross-currency swaps	—	55,965	—	55,965
Foreign exchange forwards	—	2,684	—	2,684
Total liabilities at fair value	—	71,025	—	71,025

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	78,372	—	78,372

Derivative financial instruments - assets:
Interest rate swaps	—	483	—	483
Cross-currency swaps	—	45,806	—	45,806
Foreign exchange forwards	—	21,870	—	21,870
Total derivative financial instrument assets	—	68,159	—	68,159
Total assets at fair value	—	146,531	—	146,531

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	544	—	544
Cross-currency swaps	—	33,217	—	33,217
Total derivative financial instruments - liabilities	—	33,761	—	33,761
Total liabilities at fair value	—	33,761	—	33,761

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring valuation

The following table provides information on the carrying amount and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	September 30, 2023
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,644,996	1,644,996	—	1,644,996	—
Securities at amortized cost (1)	1,009,858	971,367	—	962,269	9,098
Loans at amortized cost (2)	6,928,262	6,954,970	—	6,954,970	—
Customers' liabilities under acceptances	265,981	265,981	—	265,981	—

Liabilities
Deposits	4,241,195	4,241,195	—	4,241,195	—
Securities sold under repurchase agreements	195,620	195,620	—	195,620	—
Borrowings and debt, net	4,051,416	4,240,474	—	4,240,474	—
Acceptances outstanding	265,981	265,981	—	265,981	—

	December 31, 2022
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,241,586	1,241,586	—	1,241,586	—
Securities at amortized cost (1)	945,260	895,154	—	894,034	1,120
Loans at amortized cost, net (2)	6,760,434	6,785,652	—	6,785,652	—
Customers' liabilities under acceptances	163,345	163,345	—	163,345	—

Liabilities
Deposits	3,205,386	3,205,386	—	3,205,386	—
Securities sold under repurchase agreements	300,498	300,498	—	300,498	—
Borrowings and debt, net	4,416,511	4,389,902	—	4,389,902	—
Acceptances outstanding	163,345	163,345	—	163,345	—
(1)The carrying amount of securities at amortized cost is net of accrued interest receivable of $12.0 million and the allowance for expected credit losses of $1.7 million as of September 30, 2023 (accrued interest receivable of $11.2 million and the allowance for expected credit losses of $8.0 million as of December 31, 2022).
(2)The carrying amount of loans at amortized cost is net of accrued interest receivable of $99.1 million, the allowance for expected credit losses of $49.9 million and unearned interest and deferred fees of $20.6 million as of September 30, 2023 (accrued interest receivable of $70.0 million, the allowance for expected credit losses of $55.2 million and unearned interest and deferred fees of $17.3 million as of December 31, 2022).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	September 30, 2023	December 31, 2022
Unrestricted deposits with the Federal Reserve of the United States of America	1,409,929	1,144,896
Cash and non-interest-bearing deposits in other banks	18,518	7,886
Cash and interest-bearing deposits in other banks(1)	216,549	88,804
Total cash and due from banks	1,644,996	1,241,586

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	100,496	50,650
Total cash and due from banks in the consolidated statement of cash flows	1,544,500	1,190,936

The following table presents the restricted deposits classified by country risk:

	September 30, 2023	December 31, 2022
Switzerland	16,118	16,797
Japan	25,710	—
United States of America(1)	36,774	11,387
Spain	7,816	12,814
Germany	14,078	5,380
United Kingdom	—	4,272
Total	100,496	50,650

(1)As a September 30, 2023 includes restricted deposit of $14.0 million (December 31, 2023: $10.0 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Securities

Securities are presented as follows:

September 30, 2023	Amortized cost	FVOCI	Total
Principal	999,567	—	999,567
Interest receivable	12,024	—	12,024
Allowance	(1,733)	—	(1,733)
	1,009,858	—	1,009,858

December 31, 2022	Amortized cost	FVOCI	Total
Principal	941,971	77,972	1,019,943
Interest receivable	11,240	400	11,640
Allowance	(7,951)	—	(7,951)
	945,260	78,372	1,023,632

Securities by contractual maturity are shown in the following table:

September 30, 2023	Amortized cost	FVOCI	Total
Due within 1 year	178,578	—	178,578
After 1 year but within 5 years	803,217	—	803,217
After 5 years but within 10 years	17,772	—	17,772
Balance - principal	999,567	—	999,567

December 31, 2022	Amortized cost	FVOCI	Total
Due within 1 year	222,666	77,972	300,638
After 1 year but within 5 years	711,328	—	711,328
After 5 years but within 10 years	7,977	—	7,977
Balance - principal	941,971	77,972	1,019,943

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	September 30, 2023	December 31, 2022
Securities pledged to secure repurchase transactions	216,894	345,187

Securities sold under repurchase agreements	195,620	(300,498)

As of September 30, 2023, sales were made for $58.8 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.7 million and losses on sale of $3.7 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	September 30, 2023	December 31, 2022
Loans, outstanding balance	6,899,588	6,763,020
Interest receivable	99,128	69,965
Loss allowance	(49,901)	(55,200)
Unearned interest and deferred fees	(20,553)	(17,351)
Loans, net	6,928,262	6,760,434

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30, 2023	December 31, 2022
Fixed interest rate	3,454,476	3,827,083
Floating interest rates	3,445,112	2,935,937
Total	6,899,588	6,763,020

As of September 30, 2023, and December 31, 2022, 68% and 79% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 1.95% to 16.50% (December 31, 2022: 1.27% to 15.32%).

The following table details information relating to loans granted to class A and B shareholders:

	September 30, 2023	December 31, 2022
Loans to class A and B shareholders	423,698	834,768
% Loans to class A and B shareholders over total loan portfolio	6%	12%
% Class A and B stockholders with loans over number of class A and B stockholders	12%	11%

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	September 30, 2023	December 31, 2022
Documentary letters of credit	218,348	304,789
Stand-by letters of credit and guarantees - commercial risk	566,574	351,625
Credit commitments	293,968	122,960
Total	1,078,890	779,374

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts (continued)

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	September 30, 2023	December 31, 2022
Up to 1 year	882,512	693,650
From 1 to 2 years	94,987	15,956
Over 2 to 5 years	101,391	69,768
Total	1,078,890	779,374

9.Gain (loss) on financial instruments, net

The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Gain (loss) on derivative financial instruments and foreign currency exchange, net	601	(942)	1,834	(349)
Unrealized gain on financial instruments at FVTPL	—	101	—	—
Realized gain on financial instruments at FVTPL	—	512	—	512
Loss on sale of financial instruments at amortized cost	(579)	—	(3,745)	—
Total	22	(329)	(1,911)	163

As of September 30, 2023, sales were made for $58.8 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.7 million and losses on sale of $3.7 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	September 30, 2023
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	562,638	213	(12,376)
Cash flow hedges	40,000	68	—
Interest rate and foreign exchange risk
Fair value hedges	272,214	21,332	(18,141)
Cash flow hedges	1,111,183	86,205	(37,824)
Foreign exchange risk
Cash flow hedges	52,276	—	(2,684)
	2,038,311	107,818	(71,025)

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	293,711	340	(543)
Cash flow hedges	75,000	143	(1)
Interest rate and foreign exchange risk
Fair value hedges	252,793	4,129	(16,237)
Cash flow hedges	922,777	41,677	(16,980)
Foreign exchange risk
Cash flow hedges	189,173	21,870	—
	1,733,454	68,159	(33,761)

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2023
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(300)	(35)	5
Securities at amortized cost	10,000	62	—	(57)	107
Deposits	77,000	118	(56)	(121)	(7)
Borrowings and debt	465,638	33	(12,020)	(9,167)	2
Interest rate and foreign exchange risk
Borrowings and debt	272,214	21,332	(18,141)	17,528	1,296
Total	834,852	21,545	(30,517)	8,148	1,403

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	155,511	134	(543)	1,607	(18)
Securities at amortized cost	10,000	178	—	167	(62)
Borrowings and debt	128,200	28	—	(3,457)	(111)
Interest rate and foreign exchange risk
Loans	1,938	108	—	(227)	(129)
Borrowings and debt	250,855	4,021	(16,237)	8,072	(1,548)
Total	546,504	4,469	(16,780)	6,162	(1,868)

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,441	—	Loans, net	(215)	40
Securities at amortized cost	10,084	—	Securities, net	(64)	164
Deposits		(77,770)	Demand Deposits	113	113
Borrowings and debt	—	(222,277)	Borrowings and debt, net	12,519	9,169
Interest rate and foreign exchange risk
Borrowings and debt	—	(278,883)	Borrowings and debt, net	(4,807)	(16,758)
Total	20,525	(578,930)		7,546	(7,272)

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	157,136	—	Loans, net	(1,625)	(1,625)
Securities at amortized cost	9,654	—	Securities, net	(229)	(229)
Borrowings and debt	—	(129,306)	Borrowings and debt, net	3,350	3,346
Interest rate and foreign exchange risk
Loans	1,839	—	Loans, net	(580)	98
Borrowings and debt	—	(243,851)	Borrowings and debt, net	11,612	(9,620)
Total	168,629	(373,157)		12,528	(8,030)

(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	September 30, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	94,420	68,768	163,188
Over 1 to 2 years	51,263	84,647	135,910
Over 2 to 5 years	416,955	108,674	525,629
More than 5 years	—	10,125	10,125
Total	562,638	272,214	834,852

	December 31, 2022
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,511	1,937	147,448
Over 1 to 2 years	20,000	153,415	173,415
Over 2 to 5 years	128,200	87,316	215,516
More than 5 years	—	10,125	10,125
Total	293,711	252,793	546,504

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss for the period attributable to Interest rate hedges
Loans	2	7	9	5	7	12
Securities at amortized cost	38	—	38	107	—	107
Deposits	(9)	—	(9)	(7)	—	(7)
Borrowings and debt	(59)	—	(59)	2	—	2
Ineffectiveness recognized in profit or loss for the period attributable to Cross-currency interest rate hedges
Loans	—	—	—	—	(26)	(26)
Borrowings and debt	591	—	591	1,296	—	1,296
Total	563	7	570	1,403	(19)	1,384

	Three months ended September 30, 2022			Nine months ended September 30, 2022
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss for the period attributable to Interest rate hedges
Loans	126	3	129	130	15	145
Securities at amortized cost	115	—	115	115	—	115
Borrowings and debt	10	—	10	10	(6)	4
Ineffectiveness recognized in profit or loss for the period attributable to Cross-currency interest rate hedges
Loans	48	—	48	143	—	143
Borrowings and debt	654	(197)	457	733	(1,227)	(494)
Total	953	(194)	759	1,131	(1,218)	(87)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Nominal amount	Asset (1)	Liability (1)
Interest rate risk
Borrowings and debt	40,000	68	—	(35)	(35)	—	—
Interest rate and foreign exchange risk
Borrowings and debt	1,111,183	86,205	(37,824)	24,557	24,806	249	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowings and debt	52,276	—	(2,684)	(8,937)	(8,883)	54	90
Total	1,203,459	86,273	(40,508)	15,585	15,888	303	(535)

	December 31, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Nominal amount	Asset (1)	Liability (1)
Interest rate risk
Borrowings and debt	75,000	143	(1)	550	551	1	—
Interest rate and foreign exchange risk
Borrowings and debt	922,777	41,677	(16,980)	28,211	27,061	(1,150)	4,914
Foreign exchange risk
Deposits	8,534	37	—	37	37	—	—
Borrowings and debt	180,639	21,833	—	21,833	21,833	—	—
Total	1,186,950	63,690	(16,981)	50,631	49,482	(1,149)	4,914

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(41,027)	Borrowings and debt, net	35	(1)
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,161,236)	Borrowings and debt, net	(24,557)	(2,975)
Foreign exchange risk
Deposits	—	—	Demand deposits	—	—
Borrowings and debt	—	(49,425)	Borrowings and debt, net	8,937	2,543
Total	—	(1,251,688)		(15,585)	(433)

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(75,695)	Borrowings and debt, net	(551)	(97)
Interest rate and foreign exchange risk
Borrowings and debt	—	(943,942)	Borrowings and debt, net	(27,061)	(8,836)
Foreign exchange risk
Deposits	—	(8,566)	Demand deposits	(37)	(44)
Borrowings and debt	—	(196,646)	Borrowings and debt, net	(21,833)	1,836
Total	—	(1,224,849)		(49,482)	(7,141)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	September 30, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	52,276	40,000	392,279	484,555
Over 1 to 2 years	—	—	335,804	335,804
Over 2 to 5 years	—	—	365,814	365,814
More than 5 years	—	—	17,286	17,286
Total	52,276	40,000	1,111,183	1,203,459

	December 31, 2022
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	189,173	75,000	388,035	652,208
Over 1 to 2 years	—	—	194,639	194,639
Over 2 to 5 years	—	—	322,817	322,817
More than 5 years	—	—	17,286	17,286
Total	189,173	75,000	922,777	1,186,950

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss for the period attributable to Cross-currency interest rate hedges
Borrowings and debt	(77)	10	(67)	249	(682)	(433)
Ineffectiveness recognized in profit or loss for the period attributable to exchange rate hedges
Deposits	—	—	—	—	57	57
Borrowings and debt	20	12	32	54	90	144
Total	(57)	22	(35)	303	(535)	(232)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended September 30, 2022			Nine months ended September 30, 2022
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss for the period attributable to Interest rate hedges
Borrowings and debt	—	—	—	(1)	—	(1)
Ineffectiveness recognized in profit or loss for the period attributable to Cross-currency interest rate hedges
Borrowings and debt	367	(1)	366	1,065	(3)	1,062
Total	367	(1)	366	1,064	(3)	1,061

11.Other assets

Following is a summary of other assets:

	September 30, 2023	December 31, 2022
Advance of funds for debt repayment	102,892	—
Accounts receivable	6,196	2,240
Prepaid expenses	3,443	1,120
Prepaid fees and commissions	580	325
Interest receivable - deposits	2,186	751
IT projects under development	503	425
Severance fund	2,127	2,026
Other	473	481
Total	118,400	7,368

As of September 30, 2023, the Bank disbursed funds for the amount of $102.9 million to the paying agent to settle the principal and interest of a debt due October 2, 2023. The disbursed amount is recognized as other assets, representing an advance of funds, pending confirmation of payment to the bondholders by the paying agent.
46

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	September 30, 2023	December 31, 2022
Demand	528,659	233,757
Up to 1 month	1,160,514	999,043
From 1 month to 3 months	780,817	969,960
From 3 month to 6 months	701,037	385,972
From 6 month to 1 year	833,264	554,402
From 1 year to 2 years	184,795	31,287
From 2 years to 5 years	17,831	16,295
Total	4,206,917	3,190,716
The following table presents additional information regarding the Bank’s deposits:

	September 30, 2023	December 31, 2022
Aggregate amount of $100,000 or more	4,206,585	3,190,376
Aggregate amount of deposits in the New York Agency	1,185,795	526,474

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest expense on deposits made in the New York Agency	15,192	3,647	34,840	6,868

13.Securities sold under repurchase agreements

As of September 30, 2023, and December 31, 2022, the Bank had financing transactions under repurchase agreements for $195.6 million and $300.5 million, respectively.

During the periods ended September 30, 2023 and 2022, interest expense relating to financing transactions under repurchase agreements totaled $7.4 million and $5.3 million, respectively. These expenses are included as interest expense – borrowings and debt in the condensed consolidated interim statement of profit or loss.

47

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2023, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	September 30, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,423,411	173,964	537,775	1,924,988	4,060,138
Transaction costs	(281)	(40)	(2,176)	(6,225)	(8,722)
	1,423,130	173,924	535,599	1,918,763	4,051,416

	December 31, 2022
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	2,153,351	42,255	650,275	1,580,727	4,426,608
Transaction costs	(1,376)	(5)	(2,952)	(5,764)	(10,097)
	2,151,975	42,250	647,323	1,574,963	4,416,511

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	September 30, 2023	December 31, 2022
Short-term borrowings:
At fixed interest rates	720,862	1,584,776
At floating interest rates	702,549	568,575
Principal	1,423,411	2,153,351
Less: Transaction costs	(281)	(1,376)
Total short-term borrowings, net	1,423,130	2,151,975

Short-term debt:
At fixed interest rates	101,536	—
At floating interest rates	72,428	42,255
Principal	173,964	42,255
Less: Transaction costs	(40)	(5)
Total short-term debt, net	173,924	42,250

Total short-term borrowings and debt	1,597,054	2,194,225

Range of fixed interest rates on borrowings and debt in U.S. dollars	5.27% to 6.47%	1.53% to 6.52%
Range of floating interest rates on borrowings in U.S. dollars	5.92% to 6.35%	4.90% to 5.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.77% to 12.66%	10.97% to 12.00%
Range of fixed interest rates on borrowings in Euro	4.39%	—%
Range of fixed interest rates on borrowings and debt in Japanese yen	1.23% to 1.23%	0.84% to 1.23%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	September 30, 2023	December 31, 2022
US dollar	1,036,539	1,593,531
Japanese yen	48,859	196,245
Euros	13,216	—
Mexican peso	498,761	405,830
Carrying amount - principal	1,597,375	2,195,606

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	September 30, 2023	December 31, 2022
Long-term borrowings:
At fixed interest rates	—	75,000
At floating interest rates with due dates from May 2024 to May 2026	537,775	575,275
Principal	537,775	650,275
Less: Transaction costs	(2,176)	(2,952)
Total long-term borrowings, net	535,599	647,323

Long-term debt:
At fixed interest rates with due dates from March 2024 to November 2034	1,357,191	1,136,743
At floating interest rates with due dates from November 2024 to August 2028	567,797	443,984
Principal	1,924,988	1,580,727
Less: Transaction costs	(6,225)	(5,764)
Total long-term debt, net	1,918,763	1,574,963

Total long-term borrowings and debt, net	2,454,362	2,222,286

Range of fixed interest rates on borrowings and debt in U.S. dollars	1.35% to 6.15%	0.80% to 5.81%
Range of floating interest rates on borrowings and debt in U.S. dollars	6.30% to 7.30%	4.96% to 6.04%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 9.75%	6.50% to 9.20%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.69% to 11.95%	10.55% to 10.93%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.27%	0.40% to 1.27%
Range of fixed interest rates on debt in Euros	0.90% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41% to 6.81%	1.41% to 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	September 30, 2023	December 31, 2022
US dollar	1,134,535	1,155,275
Mexican peso	1,116,621	845,867
Euro	83,850	111,095
Japanese yen	86,997	76,513
Australian dollar	25,322	26,968
Swiss franc	10,924	10,820
Sterling pound	4,514	4,464
Carrying amount - principal	2,462,763	2,231,002

Future payments of long-term borrowings and debt outstanding as of September 30, 2023, are as follows:

Outstanding
2024	609,044
2025	998,030
2026	428,412
2027	295,099
2028	109,543
2029	13,386
2034	9,249
Carrying amount - principal	2,462,763

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2023	2022
Principal as of January 1,	4,416,511	3,304,178
Net increase in short-term borrowings and debt	(609,090)	579,065
Proceeds from long-term borrowings and debt	355,432	1,038,110
Payments of long-term borrowings and debt	(194,524)	(536,792)
Change in foreign currency rates	89,752	45,460
Fair value adjustment due to hedge accounting relationship	(8,025)	(9,334)
Other adjustments	1,360	(4,176)
Principal as of September 30,	4,051,416	4,416,511
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the condensed consolidated interim statement of changes in equity.
As of September 30, 2023, the Bank disbursed funds for the amount of $102.9 million to the paying agent to settle the principal and interest of a debt due October 2, 2023. The disbursed amount is recognized as other assets, representing an advance of funds, pending confirmation of payment to the bondholders by the paying agent.

49

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	September 30, 2023	December 31, 2022
Due within 1 year	1,536	1,506
After 1 year but within 5 years	6,183	7,210
After 5 years but within 10 years	12,753	12,330
Total undiscounted lease liabilities	20,472	21,046

Short-term	982	965
Long-term	15,507	15,780
Lease liabilities included in the consolidated statement of financial position	16,489	16,745
Amounts recognized in the condensed consolidated interim statement of cash flows:

	September 30,
	2023	2022
Payments of lease liabilities	782	744

16. Other liabilities

Following is a summary of other liabilities:

	September 30, 2023	December 31, 2022
Accruals and other accumulated expenses	18,515	16,812
Accounts payable	5,213	7,269
Other	9,358	2,730
Total	33,086	26,811

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(Thousands of U.S. dollars)
Profit for the period	45,753	26,874	119,773	61,015

(U.S. dollars)
Basic earnings per share	1.25	0.74	3.28	1.68
Diluted earnings per share	1.25	0.74	3.28	1.68

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,531	36,329	36,462	36,297

Adjusted weighted average of common shares outstanding applicable to diluted EPS	36,531	36,329	36,462	36,297

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Structured loans	2,740	2,558	3,924	3,584
Documentary and stand-by letters of credit	6,170	3,515	15,120	10,335
Other commissions, net	2,199	206	3,384	578
Total	11,109	6,279	22,428	14,497

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

September 30, 2023
Up to 1 year	5,116
From 1 to 2 years	1,534
Total	9,275

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	149,869	32,564	182,433	406,387	78,927	485,314
Interest expense	(117)	(121,776)	(121,893)	(347)	(317,349)	(317,696)
Inter-segment net interest income	(97,351)	97,351	—	(260,592)	260,592	—
Net interest income	52,401	8,139	60,540	145,448	22,170	167,618
Other income (expense), net	11,399	(162)	11,237	23,120	(2,406)	20,714
Total income	63,800	7,977	71,777	168,568	19,764	188,332

Provision for credit losses	(6,506)	18	(6,488)	(16,760)	(750)	(17,510)
Operating expenses	(16,081)	(3,455)	(19,536)	(40,213)	(10,836)	(51,049)
Segment profit (loss)	41,213	4,540	45,753	111,595	8,178	119,773

Segment assets				7,210,518	2,767,831	9,978,349
Segment liabilities				283,714	8,616,813	8,900,527

	Three months ended September 30, 2022			Nine months ended September 30, 2022
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	80,537	12,129	92,666	176,703	25,020	201,723
Interest expense	(115)	(52,393)	(52,508)	(350)	(102,795)	(103,145)
Inter-segment net interest income	(44,489)	44,489	—	(86,476)	86,476	—
Net interest income	35,933	4,225	40,158	89,877	8,701	98,578
Other income (expense), net	6,678	(519)	6,159	15,315	(406)	14,909
Total income	42,611	3,706	46,317	105,192	8,295	113,487

Provision for credit losses	(3,382)	(1,442)	(4,824)	(11,216)	(2,552)	(13,768)
Operating expenses	(11,180)	(3,439)	(14,619)	(30,263)	(8,441)	(38,704)
Segment profit (loss)	28,049	(1,175)	26,874	63,713	(2,698)	61,015

Segment assets				7,182,199	2,127,747	9,309,946
Segment liabilities				97,990	8,133,427	8,231,417

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Profit for the period	45,753	26,874	119,773	61,015

Assets:
Assets from reportable segments			9,978,349	9,309,946
Other assets - unallocated			116,241	9,864
Total			10,094,590	9,319,810

Liabilities:
Liabilities from reportable segments			8,900,527	8,231,417
Other liabilities - unallocated			33,086	39,469
Total			8,933,613	8,270,886

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	September 30, 2023	December 31, 2022
Assets:
Demand deposits	2,620	5,986
Loans, net	40,397	242,024
Securities at amortized cost	14,263	19,593
Total	57,280	267,603

Liabilities:
Time deposits	232,306	567,451
Total	232,306	567,451

Contingencies:
Stand-by letters of credit	150	3,350
Loss allowance	—	(16)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest income:
Loans	1,133	1,468	3,143	2,661
Securities at amortized cost	109	136	220	357
Total	1,242	1,604	3,363	3,018
Interest expense:
Deposits	(3,682)	(3,525)	(8,409)	(6,805)

Net interest income (expenses)	(2,440)	(1,921)	(5,046)	(3,787)

Other income (expense):
Fees and commissions, net	279	27	536	108
Loss on financial instruments, net	—	—	—	54
Total other income, net	279	27	536	162

Net income from related parties	(2,161)	(1,894)	(4,510)	(3,625)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Expenses:
Compensation costs to directors	461	693	1,240	1,416
Compensation costs to executives	1,471	846	6,795	3,273

Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of September 30, 2023, and December 31, 2022, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of September 30, 2023, and December 31, 2022 was 161.22% and 167.46%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of September 30, 2023 and December 31, 2022 was 75.79% and 100.49%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	September 30, 2023	December 31, 2022
Capital funds	1,171,107	1,072,110
Risk-weighted assets	8,603,486	8,117,913
Capital adequacy index	13.61%	13.21%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	September 30, 2023	December 31, 2022
Ordinary capital	1,035,088	936,092
Non-risk-weighted assets	10,248,882	9,606,970
Leverage ratio	10.10%	9.74%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	September 30, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,276,414	7,350	—	—	10,107	4,293,871
Financial institutions:
Private	2,062,404	—	—	—	—	2,062,404
State-owned	436,997	—	—	—	—	436,997
	2,499,401	—	—	—	—	2,499,401
Sovereign	106,316	—	—	—	—	106,316
Total	6,882,131	7,350	—	—	10,107	6,899,588

Allowance for loan
losses under IFRS (1):	41,566	1,472	—	—	6,863	49,901

	December 31, 2022
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,659,018	—	—	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	—	20,000	—	—	2,245,385
State-owned	719,882	—	—	—	—	719,882
	2,945,267	—	20,000	—	—	2,965,267
Sovereign	128,628	—	—	—	—	128,628
Total	6,732,913	—	20,000	—	10,107	6,763,020

Allowance for loan
losses under IFRS (1):	33,639	—	16,141	—	5,420	55,200

(1) As of September 30, 2023, and December 31, 2022, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of September 30, 2023, and December 31, 2022, there are no restructured loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	September 30, 2023
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	4,283,764	—	10,107	4,293,871
Financial institutions:
Private	2,062,404	—	—	2,062,404
State-owned	436,997	—	—	436,997
	2,499,401	—	—	2,499,401
Sovereign	106,316	—	—	106,316
Total	6,889,481	—	10,107	6,899,588

	December 31, 2022
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,659,018	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	20,000	—	2,245,385
State-owned	719,882	—	—	719,882
	2,945,267	20,000	—	2,965,267
Sovereign	128,628	—	—	128,628
Total	6,732,913	20,000	10,107	6,763,020

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	September 30, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	December 31, 2022
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	20,000	—	10,107	30,107
Total	—	—	20,000	—	10,107	30,107

	September 30, 2023	December 31, 2022
Non-accruing loans:
Private corporations	10,107	30,107

Interest that would be reversed if the loans had been classified as non-accruing loans	292	1,173
As of September 30, 2023, and December 31, 2022, there was no interest income collected on loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision

As of September 30, 2023, and December 31, 2022, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP

23.Subsequent events

The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the third quarter of 2023. The cash dividend was approved by the Board of Directors on October 17, 2023 and it was payable on November 16, 2023 to the Bank’s stockholders as of October 30, 2023 record date.